Exhibit 99.1

NOT FOR RELEASE PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO CANADA, AUSTRALIA, JAPAN OR SOUTH AFRICA OR ANY OTHER STATE OR JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO DO SO

The Royal Bank of Scotland Group plc – Trading Update and Capital Restructuring

19 January 2009

RBS announces trading update and capital restructuring

•      RBS today provides a trading update ahead of the announcement of its 2008 results on 26 February 2009.  The figures quoted in this statement are preliminary estimates and unaudited.

•      Credit and market conditions in the fourth quarter of 2008 were particularly challenging and RBS estimates the Group will report for full year 2008 an attributable loss, before exceptional goodwill impairments, of between £7.0bn and £8.0bn.  The Group is currently reviewing the carrying value of goodwill and other purchased intangibles on its balance sheet as part of the finalisation of the year end results. Any goodwill impairments will have no effect on the Group’s regulatory capital ratios, and represent non-cash items.

•      RBS estimates the Group will report break-even underlying(1) financial performance after credit impairment losses, reflecting profitability across its retail and commercial business in the UK and elsewhere offset by losses in the Global Banking and Markets division (“GBM”).

•      RBS also announces that it has reached agreement with HM Treasury (“HMT”) and UK Financial Investments (“UKFI”) to replace the £5bn of preference shares it holds with new ordinary shares. Eligible RBS shareholders will be able to apply to subscribe for approximately £5bn of new ordinary shares pro rata to their existing shareholdings at a fixed price of 31.75 pence per share. This represents an 8.5 per cent discount to the closing price on 16 January 2009.  These new ordinary shares will be offered to shareholders and new investors on the same basis as the Offer in November 2008.  The ordinary shares offer is fully underwritten by HMT.  The proceeds of the issue will be used to fully redeem the preference shares held by HMT.

•      The capital restructuring is expected to improve materially the quality of RBS’s capital structure by increasing RBS’s pro forma Core Tier One ratio by just under 1 per cent, to between an estimated 6.9 per cent and 7.4 per cent.

All financial figures quoted are on a proportional consolidated basis.

(1) For 2008, profit before tax, credit market write-downs and one-off items, purchased intangibles amortisation, gain on disposal of Tesco Personal Finance, integration costs and share of shared assets.

This will further enhance RBS’s financial strength to the benefit of all customers, counterparties and investors.

•      The redemption of the preference shares held by HMT will also remove the annual cost of the preference share dividends of £0.6bn and will improve the Group’s cashflow and capital generation. In recognition of this benefit and the needs of its customers in difficult times, RBS intends to increase lending across its UK businesses by £6bn and to extend the baseline lending commitments given in October 2008 in respect of mortgage and SME customers to larger UK corporates.

•      Various additional initiatives are being progressed by the Government to further stabilise the UK banking system and enhance support for the economy. These are expected to focus on asset and funding risks which are central to freeing up additional lending capacity whilst augmenting the impact of the capital measures described above.

Stephen Hester, RBS Group Chief Executive, said:

“The dislocation of credit markets and the global economic downturn continue to hit RBS hard, as with many other banks. We are making progress in recognising excess risk and dealing with it. Significant uncertainties and risks inevitably remain. In this context, the support we are receiving from Government benefits all our stakeholders and enables us to provide more customer support in return. With enhanced core capital, removal of the preference share dividend and the prospect of further asset and liquidity measures, RBS is able to continue its strategic restructuring purposefully”.

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RBS provides trading update and announces capital restructuring

Background

In the last few weeks of 2008 the ongoing dislocation in financial markets and significant uncertainties in credit conditions, together with the sharp deterioration in economic conditions, have negatively impacted the trading performance of many financial institutions globally, including RBS. As a result, RBS has incurred significant credit impairment losses and credit-market writedowns, the details of which are provided under Current Trading below. The prospects for financial markets and for the economies in which RBS operates remain uncertain.

In view of the above, the Board, in conjunction with HMT and UKFI, has decided to take steps to improve the quality of the Group’s capital base by replacing the £5bn of preference shares held by HMT with new ordinary shares. Eligible RBS shareholders (“Shareholders”), will be able to apply to subscribe for approximately £5bn of new ordinary shares pro rata to their existing shareholdings at a fixed price of 31.75 pence per share by way of an open offer (the “Offer”). This represents an 8.5 per cent discount to the closing price on 16 January 2009.   These new ordinary shares will be offered to shareholders and new investors on the same basis as the offer in November 2008.   Any shares not taken up by Shareholders in the Offer (or otherwise placed on behalf of RBS) will be subscribed for by HMT at a fixed price of 31.75 pence per share and the aggregate proceeds of the Offer will be used to fund the redemption of the preference shares held by HMT together with the redemption premium on the preference shares, accrued dividend, and commissions payable to HMT on the Offer (the “Capital Restructuring”).  The preference shares will be redeemed at 101 per cent of their issue price. Dividends will continue to accrue on the preference shares until redemption.

The proposed Capital Restructuring will remove the £0.6bn annual cost of the preference share dividends and create £5bn of additional Core Tier One capital, which will provide a higher quality level of capital support against the impact on the Group’s business of any further deterioration in economic and financial market conditions.

Various additional initiatives are being progressed by the Government to stabilise further the UK banking system and enhance support for the economy. These are expected to focus on asset and funding risks which are central to freeing up additional lending capacity whilst augmenting the impact of the capital measures described above.

Current Trading

Fourth quarter and full year results. In its Interim Management Statement of 4 November 2008 (‘IMS’) covering the first nine months of the year, RBS stated that, in the light of significant uncertainties in credit conditions and the continued impact of the severe financial market dislocation together with an acceleration of the economic slowdown, it was not possible to forecast the Group’s results with precision for the fourth quarter of 2008.  It was also highlighted that GBM was expected to record a loss for the quarter. Markedly deteriorating credit and market conditions in November, and particularly December have negatively impacted the Group’s financial performance, primarily in GBM. RBS now estimates an underlying break-even(2) financial performance after credit impairment losses for 2008, reflecting the profitability of the Group across its retail and commercial franchises offsetting GBM losses.  However, after credit market write-downs, integration costs, preference dividends and other items, RBS estimates an attributable loss, before exceptional goodwill impairments, of between £7.0bn and £8.0bn for the year. These estimates for the year are preliminary and unaudited. They are therefore subject to finalisation in February 2009. The major negatives contributing to this outcome are discussed below:

•      GBM Income.  Exceptionally difficult credit trading conditions, ongoing market dislocation, subdued activity levels, reserves against widening market spreads, and further write-downs on a variety of trading assets have impacted GBM’s fourth quarter income.  Income was also negatively affected by the exposure to Bernard L Madoff Investment Securities LLC, as announced on 15 December 2008. The impact of changes in fair value and write-downs on GBM’s income, excluding Madoff, in the fourth quarter total approximately £2.8bn. In addition, reserves of approximately £0.6bn have been established against our Credit Derivative Product Companies (“CDPC”) exposures. As a result of all the above, fourth quarter income is estimated to be approximately £3bn lower than our expectations at the time of the IMS, only partially offset by a  reduction in variable costs.

•      Credit Impairment losses. Economic conditions deteriorated sharply towards the end of the year. As a result, the Group’s credit impairment losses for 2008 are estimated to be between £6.5bn and £7.0bn. Of this amount, GBM’s credit impairment losses are estimated to be in the region of £3bn. This amount includes a provision of approximately £1.0bn relating specifically to our exposure to LyondellBasell Industries and further provisions in GBM totalling approximately £1.5bn in the fourth quarter, predominantly in December, all individually relatively small and spread across different industries.  Within our Regional Markets businesses, 2008 credit impairment losses are estimated to be approximately £3.5bn. These are approximately £0.4bn higher than anticipated at the time of the IMS, reflecting a further but more limited deterioration than seen in GBM, in the credit environment within our UK, US and Irish retail and commercial portfolios.

(2) For 2008 profit before tax, credit market write-downs and one-off items, purchased intangibles amortisation, gain on disposal of Tesco Personal Finance, integration costs and share of shared assets.

•      Credit market write-downs. Write-downs for the full year relating to the Group’s previously disclosed credit market exposures are estimated in the region of £8bn after hedging gains of approximately £1.7bn.  The £1.9bn increase in the fourth quarter is primarily driven by increased write-downs against our US ABS CDO exposures of £1.1bn, increased reserves against monoline exposures of approximately £1.5bn, partly offset by hedging gains of approximately £1.1bn.

•      IFRS volatility relating to hedge accounting. The Group seeks to hedge its interest rate risk economically, and it is not always possible to achieve hedge accounting in accordance with IFRS. The movements in interest rates, currencies and inflation indices during November and December resulted in volatility for accounting purposes, leading to an additional charge of £0.4bn. This charge is expected to reverse over time.

•      Other.  The Group estimates gains on the fair value of own debt of approximately £1.2bn in 2008.  The Group will also make a provision of approximately £150m relating to a levy by the Financial Services Compensation Scheme. In addition, restructuring costs of approximately £300m have been incurred in December within the GBM and US Retail and Commercial divisions as a result of actions taken to reduce expenses in 2009 and beyond.

Capital and Balance Sheet. The Group’s tier one ratio at 31 December 2008 is estimated to be between 9.5 per cent and 10.0 per cent.  The Core Tier One ratio (prior to the impact of the Capital Restructuring) is estimated to be between 6.0 per cent and 6.5 per cent, as compared with the 7.9 per cent pro forma ratio reported as at 30 September 2008.  This movement is attributable to the losses described above and an increase in risk-weighted assets (‘RWAs’), from £543bn at the end of the third quarter to approximately £588bn at the year end.  The fourth quarter increase in RWAs is due entirely to the sharp depreciation of sterling versus other major currencies, particularly the US dollar and the Euro.  Excluding currency movements in the fourth quarter, RWAs were broadly stable compared with the third quarter.  GBM third party assets reduced by approximately £200bn on a constant currency basis in the fourth quarter to approximately £630bn, and to approximately £700bn after currency movements. The exceptional volatility and movements in yield curves towards the end of the year have led to significantly higher fair values for both our derivative assets and liabilities, for which limited netting is permitted under IFRS rules, further exacerbated in sterling terms by exchange rate movements.

The Group’s liquidity and funding profile has improved, reflecting actions taken during the fourth quarter.

Goodwill impairment.  The Group is currently reviewing the carrying value of goodwill and other purchased intangibles on its balance sheet as part of the finalisation of the year end results.  Preliminary findings indicate an estimated impairment charge in the region of approximately £15bn to £20bn.  On a fully consolidated basis, RBS expects there will be an additional impairment charge of between €17bn and €19bn relating to Fortis’s investment in ABN AMRO sold to the State of the Netherlands; this has no impact on RBS as it is entirely attributable to minority interests.  These impairments have no effect on the Group’s regulatory capital ratios, and represent non-cash items.

Government Measures on lending, capital and funding. The Group continues to have constructive discussions with the Government and UKFI on the package of measures already announced and others being considered to help the Financial Services industry to continue its important role in the economy, providing credit to consumers and corporate customers. The measures already announced have assisted in boosting liquidity, and improved funding conditions for RBS and across the industry.

Capital restructuring

In view of the above, the Board in conjunction with HMT and UKFI, has decided to take steps to improve the quality of the Group’s capital base by replacing the £5bn of preference shares held by HMT with ordinary shares.  The preference shares will be redeemed at 101 per cent of their issue price. Dividends will continue to accrue on the preference shares until redemption.

Eligible Shareholders will be able to apply to subscribe for approximately £5bn of new ordinary shares pro rata to their existing shareholdings at a fixed price of 31.75 pence per share by way of the Offer. This represents an 8.5 per cent discount to the closing price of RBS ordinary shares on 16 January 2009. Any shares not taken up by Shareholders in the Offer (or otherwise placed on behalf of RBS) will be subscribed for by HMT at a fixed price of 31.75 pence per share and the aggregate proceeds of the Offer will be used to fund the redemption of the preference shares held by HMT together with the redemption premium on the preference shares, accrued dividend, and commissions payable to HMT on the Offer. This Capital Restructuring is expected to increase the Group’s pro forma Core Tier One capital by just under 1 per cent. Assuming the Capital Restructuring had taken place as at 31 December 2008, the Group’s pro forma Core Tier One ratio (on a proportionally consolidated basis) would have been estimated to be between 6.9 per cent to 7.4 per cent.

The Offer and the redemption of the preference shares are subject to shareholder approval.  The Offer is expected to close in late March 2009.

Upon redemption of the preference shares the block on payment of ordinary dividends will be removed. However, it is not the Board’s intention to pay a dividend on ordinary shares in 2009.

Support for UK customers

As part of the preference share restructuring and reflecting its benefits to the Group, RBS has agreed to extend the lending commitments made to HMT in October 2008 in respect of the UK mortgage and SME lending markets. These commitments will now also apply to RBS’s lending to larger commercial and industrial companies in the UK. Additionally, RBS intends to use the capital retained through elimination of the preference share dividend to increase its UK lending by some £6bn. This initiative should help meet some of the shortfall left by the retrenchment of other smaller and overseas lenders.

Outlook

Significant uncertainties remain as to the path of both the world economy and markets.  While more asset deterioration and significant credit losses seem certain, their extent and timing cannot be predicted.  In this context we will continue to prioritise the security of and our support for customers.  It is important to note that throughout the great majority of RBS’s business lines, we are trading profitably and providing strong service to customers in doing so.  Today’s announcement keeps our capital resources strong by historic and peer comparisons.  We also intend to engage closely with Government on its new asset and funding initiatives announced today which should provide further valuable support, in turn enabling us to extend our own customer lending support.

However, the onus is now on RBS to lay out the path to standalone strength once more and to execute those plans purposefully and effectively.  A good start has been made since October 2008:

•      Board and Executive changes have been made and more will occur.  We were pleased to announce on Friday the appointment of Sir Philip Hampton as Chairman-designate.

•      Progress is ongoing to reduce the risks in and the size of our funded balance sheet.  The GBM balance sheet reductions and fourth quarter 2008 write-offs highlight our determination to achieve this as did the successful sale of RBS’s shareholding in Bank of China which we announced last week.

•      Costs are being reduced with significant initiatives already announced and more to come.

•      A wholesale overhaul of risk and internal control processes and capability is underway.

•      A new strategic plan for the Bank, involving significant business, balance sheet, management and cultural restructuring is being worked on intensively for presentation in the second quarter of 2009 but significant elements will be announced with the 2008 final results in February.

While we should not downplay the external uncertainties and their effects on RBS, the combination of our own determined actions, strengthened financial and funding position and continuing Government and Central Bank support should allow good progress to be made in restoring strength and value to RBS while supporting our customers in their own challenging times.

Contacts

For analyst enquiries:
Richard O’Connor	Head of Investor Relations	+44 (0)20 7672 1758

For media enquiries:
Andrew Wilson	Head of Corporate Affairs	+44 (0)7810 636995
Neil Moorhouse	Media Relations	+44 (0)7786 690029
+44 (0)131 523 4414

This announcement does not constitute an offer to sell, or a solicitation of an offer to subscribe for, the securities being issued in connection with the Offer, in any jurisdiction in which such offer or solicitation is unlawful.

This announcement is not for distribution, directly or indirectly, in or into Australia, South Africa, Canada or Japan. This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The securities mentioned herein (the “Securities”) have not been, and will not be, registered under the United States Securities Act of 1933 (the “Securities Act”).The Securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. There will be no public offer of the Securities in the United States.

Neither the content of RBS’s website nor any website accessible by hyperlinks on RBS’s website is incorporated in, or forms part of, this announcement.

The distribution of this announcement and/or any other documents related to any offering of new shares or the transfer or offering of new shares into jurisdictions other than the United Kingdom may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement has been prepared for the purposes of complying with applicable law and regulation in the United Kingdom and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of the United Kingdom.

Certain statements made in this announcement constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements can be identified by the use of words such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “seek”, “continue” or similar expressions and relate to, among other things, risks concerning borrower credit quality, the performance of RBS’s various business units in the near to medium term, the amount by which RBS expects to write down the value of certain of its assets, RBS’s expectations in respect of the securities offering and its capital ratios, RBS’s business strategy and its plans and objectives for future operations. Such statements are based on current expectations and, by their nature, are subject to a number of risks and uncertainties that could cause actual results and performance to differ materially from any expected future results or performance, expressed or implied, by the forward-looking statement. Factors that might cause forward-looking statements to differ materially from actual results, include but are not limited to: the extent and nature of future developments in the credit markets, including the sub-prime market, and their impact on the financial industry in general and RBS in particular; the effect on RBS’s capital of write downs in respect of credit market exposures; RBS’s ability to achieve revenue benefits and cost savings from the integration of certain of ABN AMRO’s businesses and assets; general economic conditions in the UK and in other countries in which RBS has significant business activities or investments, including the United States; the monetary and interest rate policies of the Bank of England, the Board of Governors of the Federal Reserve System and other G-7 central banks; inflation; deflation; unanticipated turbulence in interest rates, foreign currency exchange rates, commodity prices and equity prices; changes in UK and foreign laws, regulations and taxes; changes in competition and pricing environments; natural and other disasters; the inability to hedge certain risks economically; the adequacy of loss reserves; acquisitions or restructurings; technological changes; changes in consumer spending and saving habits; and the success of RBS in managing the risks involved in the foregoing.  These forward-looking statements speak only as of the date of this announcement. The information and opinions contained in this announcement are subject to change without notice and, subject to compliance with applicable law, RBS assumes no responsibility or obligation to update publicly or review any of the forward-looking statements contained herein.